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                             September 12, 2022

       Boaz Shetzer
       Chief Executive Officer
       ParaZero Technologies Ltd.
       30 Dov Hoz
       Kiryat Ono, 5555626, Israel

                                                        Re: ParaZero
Technologies Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed September 7,
2022
                                                            File No. 333-265178

       Dear Mr. Shetzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1 filed September 7, 2022

       General

   1.                                                   We note that Exhibits
4.1 and 4.3 each contain a forum selection provision. If these provisions do not apply
to actions arising under the Securities Act or Exchange Act, please ensure that the
provision in the relevant exhibit states this clearly.
   2. We note that the warrant agreement filed as Exhibit 4.2 contains a jury trial waiver provision. Please
revise your disclosure in the prospectus to address the following:
                                                            Include a
description of the provision in the Risk Factors section of the prospectus.
                                                            Clearly state
whether or not this provision applies to claims under federal securities laws. If so, please
also state that investors cannot waive compliance with the federal securities laws and
rules and regulations promulgated thereunder. If this provision is not intended to
apply to federal securities law claims, ensure that the provision in
 Boaz Shetzer
ParaZero Technologies Ltd.
September 12, 2022
Page 2
           your warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.
             Highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.
             Clarify whether the provision applies to purchasers in secondary transactions.
Statements of Financial Position, page F-5

3. We note your bonus share issuance and reverse stock split referenced in Footnote 19 on page F-23 and in your earnings per share calculation on page F-6. Tell us why you have not adjusted the share based information in your annual financial statements including the balance sheet, on a retrospective basis, as would appear to be necessary to conform to the guidance in paragraph 64 of IAS 33, and SAB Topic 4:C. Please note these adjustments would also impact disclosures within the filing including dilution.
       You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameBoaz Shetzer
                                                             Division of
Corporation Finance
Comapany NameParaZero Technologies Ltd.
                                                             Office of
Manufacturing
September 12, 2022 Page 2
cc:       David Huberman
FirstName LastName